SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

___________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)
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Conifer Holdings, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

20731J102
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

____________________________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________________________________________________________________________________________________

CUSIP No. 20731J102

1	NAME OF REPORTING PERSON: James G. Petcoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 2,089,994
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 2,089,994
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,089,994
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 27.38% (See Item 4 herein)
12	TYPE OF REPORTING PERSON: IN

END OF COVER PAGE

CUSIP No. 20731J102

Item 1.    (a)    Name of Issuer.

Conifer Holdings, Inc.

(b)    Address of issuer’s principal executive offices.

550 W. Merrill Street, Suite 200, Birmingham, MI 48009

Item 2.    (a)    Name of persons filing (the “Reporting Person”).

James G. Petcoff

(b)    Address or principal business office or, if none, residence.

The principal business address for Mr. Petcoff is 550 W. Merrill Street, Suite 200, Birmingham, MI 48009.

(c)    Citizenship or place of organization.

Mr. Petcoff is a citizen of the United States of America.

(d)    Title of class of securities.

Common Stock, no par value

(e)    CUSIP No.

20731J102

Item 3.

If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	[_] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	[_] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[_] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	[_] Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4. Ownership.

(a)     Amount beneficially owned: 2,089,994 shares
(b)    Percent of class: 27.38%*
(c)    Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 2,089,994 shares
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 2,089,994 shares
(iv) Shared power to dispose or to direct the disposition of: -0-

Represents shares held by the James G. Petcoff Revocable Trust for which Mr. Petcoff is the sole trustee.

* As of December 31, 2016 (based on 7,633,070 shares of the Issuer’s Common Stock outstanding as reported by the Issuer to the Reporting Person).

Item 5.    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10.    Certification.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2017	JAMES G. PETCOFF
	By:	/s/ James G. Petcoff